NEWS RELEASE

Crosshair Provides Corporate Update

June 7, 2013	(NYSE MKT: CXZ) (TSX: CXX)

Crosshair Energy Corporation (NYSE MKT: CXZ) (TSX: CXX) (“Crosshair” or the “Company”) announces that it plans to voluntarily delist its common shares from NYSE MKT. Further to the Company’s news release dated April 8, 2013, management’s belief is that under the Company’s current financial circumstances, it is not practicable for it to maintain a plan of compliance that would satisfy NYSE MKT’s continued listing requirements. As a result, the Board of Directors of the Company determined that it is in the best interest of the Company to delist voluntarily from the NYSE MKT. The Company formally notified NYSE MKT on Friday, June 7, 2013 of its intention to file a Form 25 with the Securities and Exchange Commission (SEC) on or about Tuesday, June 18, 2013. The Company expects that the delisting will take effect on or about Friday, June 28, 2013. Upon completion of the delisting from NYSE MKT Crosshair’s common stock will be transferred to the OTC Markets Group’s OTCQB Marketplace (“OTCQB”). Associated with the move to OTCQB, Crosshair has opted to subscribe to the Exchange’s Real-Time Level 2 Quote Display Service so that investors and market participants will be able to view real-time stock quotes for Crosshair at www.otcmarkets.com. Crosshair continues to be listed under the symbol “CXX” on the TSX, Canada’s premier stock exchange.

In addition to its voluntary delisting from the NYSE MKT, the Company also announces that, in its capacity as Manager of The Bootheel Project LLC, it has been unable to reach an agreement with MJ Ranches Inc. (“MJ Ranches”) regarding leasing MJ Ranches’ 75% ownership of certain minerals on fee land that form part of the Bootheel Property. The private mineral lease and surface use agreements between The Bootheel Project LLC and MJ Ranches have expired and negotiations to reach a new agreement with MJ Ranches, on terms which more accurately reflect current market conditions, have been unsuccessful. Certain portions of the Mineral Resources included in the Technical Report issued by Crosshair, dated February 27, 2012, are located on those lands which were subject to the mineral lease with MJ Ranches. The Company will evaluate any associated impairment charges.

The Company also reports that Mr. Mark Ludwig has resigned as President & CEO of Crosshair, effective as of Monday, June 10, 2013. Mr. Ludwig has been with the Company since July 2011 and the Board thanks him for his efforts during this time.  Mr. Jim Crawford, Crosshair’s Vice President Corporate Development, has been appointed as interim President & CEO.

About Crosshair

Crosshair is active in the exploration and development of uranium and vanadium projects in Canada. Its CMB Uranium/Vanadium Project, located in Labrador, Canada, has four currently defined resources - C Zone, Area 1, Armstrong and Two Time Zone. The Crosshair team is composed of knowledgeable and experienced professionals with global experience in exploration, mining and corporate finance that are committed to operating in an environmentally responsible manner.

ON BEHALF OF THE CROSSHAIR BOARD

"Mark J. Morabito"

EXECUTIVE CHAIRMAN

For Investor Relations, please call:
T: 604-681-8030 x.240
F: 604-681-8039
E: info@crosshairenergy.com
www.crosshairenergy.com

Cautionary Note Regarding Forward-Looking Information
Information set forth in this news release may involve forward-looking statements under applicable securities laws. Forward-looking statements are statements that relate to future, not past, events. In this context, forward-looking statements often address expected future business and financial performance, and often contain words such as "anticipate", "believe", "plan", "estimate", "expect", and "intend", statements that an action or event "may", "might", "could", "should", or "will" be taken or occur, or other similar expressions. Forward-looking statements or information relate to, among other things the procedures that the Company will execute in order to complete delisting from the Exchange, transfer and quotation of the Company’s stock on the OTCQB, the re-evaluation of the Bootheel property, and the exploration potential of the Company's properties. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following risks: the risks associated with outstanding litigation, if any; risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in uranium and other commodity prices; title matters; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain officers, directors or promoters with certain other projects; the absence of dividends; competition; dilution; the volatility of our common share price and volume; tax consequences to U.S. shareholders and other risks and uncertainties, including those described in the Risk Factors section in the Company’s Annual Report on Form 20-F for the financial year ended April 30, 2012 filed with the Canadian Securities Administrators and available at www.sedar.com. Forward-looking statements are made based on management's beliefs, estimates and opinions on the date that statements are made and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change, except as required by law. Investors are cautioned against attributing undue certainty to forward-looking statements.